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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2000

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F                    Form 40-F  X
                             ---                          ---

    [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the
Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes                    No  X
                              ---                   ---
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

                         PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 1999, a copy of which has been filed with the Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                      ------------------    ------------------
                                                       2000       1999       2000       1999
                                                      -------    -------    -------    -------
Auction revenues..................................    $21,554    $20,699    $77,893    $74,301
Direct expenses...................................      3,449      2,924     12,742     12,028
                                                      -------    -------    -------    -------
                                                       18,105     17,775     65,151     62,273
Expenses:
  Depreciation and amortization...................      2,100      1,608      5,806      3,842
  General and administrative......................     13,411     12,457     41,450     35,909
                                                      -------    -------    -------    -------
                                                       15,511     14,065     47,256     39,751
                                                      -------    -------    -------    -------
Income from operations............................      2,594      3,710     17,895     22,522
Other income (expenses):
  Interest expense................................       (858)      (852)    (2,514)    (1,772)
  Other...........................................        425        345      1,010        857
                                                      -------    -------    -------    -------
                                                         (433)      (507)    (1,504)      (915)
                                                      -------    -------    -------    -------
Income before income taxes........................      2,161      3,203     16,391     21,607
Income taxes:
  Current.........................................        487        850      4,601      6,748
  Future..........................................        171        207        569        610
                                                      -------    -------    -------    -------
                                                          658      1,057      5,170      7,358
                                                      -------    -------    -------    -------
Net income........................................    $ 1,503    $ 2,146    $11,221    $14,249
                                                      =======    =======    =======    =======
Net income per share:
  Canadian GAAP:
  Basic...........................................    $  0.09    $  0.13    $  0.67    $  0.85
                                                      =======    =======    =======    =======
  Diluted.........................................    $  0.09    $  0.13    $  0.66    $  0.84
                                                      =======    =======    =======    =======
  United States GAAP:
  Basic...........................................    $  0.09    $  0.13    $  0.67    $  0.85
                                                      =======    =======    =======    =======
  Diluted.........................................    $  0.09    $  0.13    $  0.67    $  0.84
                                                      =======    =======    =======    =======

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
                                                                -------------    ------------
                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................      $102,786         $ 55,921
  Accounts receivable.......................................        33,457            9,645
  Inventory.................................................         8,809            3,495
  Advances against auction contracts........................         4,551              856
  Prepaid expenses and deposits.............................         1,381            1,221
  Income taxes recoverable..................................         3,747              865
                                                                  --------         --------
                                                                   154,731           72,003
Capital assets (note 2).....................................       136,885          110,459
Goodwill....................................................        30,529           31,767
Funds committed for debt repayment (note 3).................         3,250               --
Future income taxes.........................................         1,330            1,917
                                                                  --------         --------
                                                                  $326,725         $216,146
                                                                  ========         ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................      $110,738         $ 16,178
  Accounts payable and accrued liabilities..................        14,375           17,891
  Short-term debt...........................................         6,662            6,529
  Current bank term loans (note 3)..........................         6,578            5,425
                                                                  --------         --------
                                                                   138,353           46,023
Bank term loans (note 3)....................................        46,712           35,728
                                                                  --------         --------
                                                                   185,065           81,751
SHAREHOLDERS' EQUITY
  Share capital (note 4)....................................        69,131           69,130
  Additional paid-in capital................................         4,332            4,332
  Retained earnings.........................................        75,273           64,052
  Foreign currency translation adjustment...................        (7,076)          (3,119)
                                                                  --------         --------
                                                                   141,660          134,395
                                                                  --------         --------
                                                                  $326,725         $216,146
                                                                  ========         ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, December 31, 1999..............  $69,130     $4,332     $64,052      $(3,119)      $134,395
  Net income............................       --         --       3,609           --          3,609
  Foreign currency translation
     adjustment.........................       --         --          --       (1,233)        (1,233)
                                          -------     ------     -------      -------       --------
Balance, March 31, 2000.................   69,130      4,332      67,661       (4,352)       136,771
  Net proceeds on stock options
     exercised..........................        1         --          --           --              1
  Net income............................       --         --       6,109           --          6,109
  Foreign currency translation
     adjustment.........................       --         --          --         (633)          (633)
                                          -------     ------     -------      -------       --------
Balance, June 30, 2000..................  $69,131     $4,332     $73,770      $(4,985)      $142,248
  Net income............................       --         --       1,503           --          1,503
  Foreign currency translation
     adjustment.........................       --         --          --       (2,091)        (2,091)
                                          -------     ------     -------      -------       --------
Balance, September 30, 2000.............  $69,131     $4,332     $75,273      $(7,076)      $141,660
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                  2000        1999
                                                                --------    --------
Cash provided by (used in)
Operations:
  Net income................................................    $ 11,221    $ 14,249
  Items not involving the use of cash
     Depreciation...........................................       4,568       3,017
     Employee share compensation............................          --       1,345
     Future income taxes....................................         587         610
     Amortization of goodwill...............................       1,238         825
  Changes in non-cash working capital:
     Accounts receivable....................................     (23,812)    (28,052)
     Inventory..............................................      (5,314)     (8,592)
     Advances against auction contracts.....................      (3,695)      4,920
     Prepaid expenses and deposits..........................        (160)       (588)
     Income taxes recoverable...............................      (2,882)     (4,201)
     Auction proceeds payable...............................      94,560      66,492
     Accounts payable and accrued liabilities...............      (3,516)     (2,323)
  Foreign currency translation adjustment...................      (3,957)       (214)
                                                                --------    --------
                                                                  68,838      47,488
                                                                --------    --------
Financing:
  Issuance of share capital.................................           1          --
  Bank term loans...........................................      12,137      37,606
  Short-term debt...........................................         133          --
  Funds committed for debt repayment........................      (3,250)         --
                                                                --------    --------
                                                                   9,021      37,606
                                                                --------    --------
Investments:
  Goodwill (net of non-cash consideration)..................          --     (25,616)
  Capital asset additions, net..............................     (30,994)    (38,635)
                                                                --------    --------
                                                                 (30,994)    (64,251)
Increase in cash and cash equivalents.......................      46,865      20,843
Cash and cash equivalents, beginning of period..............      55,921      73,620
                                                                --------    --------
Cash and cash equivalents, end of period....................    $102,786    $ 94,463
                                                                ========    ========
Supplemental disclosure of cash flow information
  Interest paid.............................................    $  2,934    $  1,780
  Income taxes paid.........................................    $  7,493    $  8,630

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 2000
      (Information as at September 30, 2000 and for the nine-month periods ended September 30, 2000 and 1999 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company").

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. There are no measurement differences between Canadian and United States generally accepted accounting principles in the Company's interim consolidated financial statements other than in the calculation of earnings per share.

2.   CAPITAL ASSETS

     Capital assets at September 30, 2000 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and improvements...................................    $ 66,716      $ 1,873       $ 64,843
Buildings...............................................      64,681        4,844         59,837
Automotive equipment....................................       7,577        2,608          4,969
Computer equipment......................................       3,134        1,393          1,741
Computer software.......................................       1,516          465          1,051
Yard equipment..........................................       4,055        1,664          2,391
Office equipment........................................       3,349        1,578          1,771
Leasehold improvements..................................         455          173            282
                                                            --------      -------       --------
                                                            $151,483      $14,598       $136,885
                                                            ========      =======       ========

     Capital assets at December 31, 1999 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and improvements...................................    $ 55,404      $ 1,426       $ 53,978
Buildings...............................................      49,891        3,535         46,356
Automotive equipment....................................       6,633        2,224          4,409
Computer equipment......................................       2,492        1,131          1,361
Computer software.......................................         525          185            340
Yard equipment..........................................       3,474        1,391          2,083
Office equipment........................................       2,999        1,329          1,670
Leasehold improvements..................................         380          118            262
                                                            --------      -------       --------
                                                            $121,798      $11,339       $110,459
                                                            ========      =======       ========

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 2000
      (Information as at September 30, 2000 and for the nine-month periods ended September 30, 2000 and 1999 is unaudited)

3.   BANK TERM LOANS:

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2000             1999
                                                              -------------    ------------
Term loan of NLG 9.6 million, secured by deeds of trust on
  specific property, bearing interest at the Amsterdam
  Interbank Offered Rate plus 7/8%, due in quarterly
  installments of NLG 125,000 including interest, with the
  final payment occurring in 2013...........................     $ 3,713         $ 4,395
Term loan, unsecured, with $25 million bearing interest at
  7.21% and $10 million bearing interest at 6.70%, due in
  minimum annual installments of $5 million ($1.75 million
  towards principal, $3.25 million towards a sinking fund),
  with the final payment occurring in 2004..................      33,250          35,000
Term loan of AUD $2.7 million, secured by deeds of trust on
  specific property, with $1.5 million bearing interest at
  6.5% and $1 million bearing interest at the Australian
  prime rate due in quarterly installments of AUD $75,000,
  including interest, with final payment occurring in
  2010......................................................       1,327           1,758
Term loan, unsecured, of $5 million bearing interest at
  7.81%, due in minimum annual installments of $250,000,
  with final payment occurring in 2005......................       5,000              --
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual installments of $250,000,
  with final payment occurring in 2005......................       5,000              --
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual installments of $714,300
  ($250,000 towards principal, $464,300 towards a sinking
  fund), with the final payment occurring in 2005...........       5,000              --
                                                                 -------         -------
                                                                  53,290          41,153
Less current portion........................................      (6,578)         (5,425)
                                                                 -------         -------
                                                                 $46,712         $35,728
                                                                 =======         =======

4.   SHARE CAPITAL:

(a)  SHARES ISSUED

Issued and outstanding, December 31, 1999...................  16,733,264
  For cash, pursuant to stock options exercised.............      13,699
                                                              ----------
Issued and outstanding, September 30, 2000..................  16,746,963
                                                              ==========

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 2000
      (Information as at September 30, 2000 and for the nine-month periods ended September 30, 2000 and 1999 is unaudited)

(b)  OPTIONS

                                                                 NUMBER OF
                                                                  SHARES       EXERCISE PRICE
                                                                 ---------    -----------------
    Outstanding, December 31, 1999.............................   195,236     $   0.10 - 38.625
      Granted..................................................    78,000     $26.625 - 26.6875
      Exercised................................................   (13,699)    $           -0.10
      Cancelled................................................    (7,900)    $           -0.10
                                                                  -------     -----------------
    Outstanding, September 30, 2000............................   251,637     $   0.10 - 38.625
                                                                  =======     =================

     The options outstanding at September 30, 2000 expire from dates ranging to April 26, 2010.

(c)  WARRANTS

    Outstanding, December 31, 1999..............................    400,000
    Outstanding, September 30, 2000.............................    400,000

     The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001.

5.   OTHER:

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE NET INCOME

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                                ------------------
                                                                 2000       1999
                                                                -------    -------
Net income..................................................    $11,221    $14,249
Other comprehensive income adjustments
  Foreign currency translation..............................     (3,957)      (214)
                                                                -------    -------
Comprehensive income in accordance with United States
  GAAP......................................................    $ 7,264    $14,035
                                                                =======    =======

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three-month and nine-month periods ended September 30, 2000 compared to the three-month and nine-month periods ended September 30, 1999. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company's Annual Report and Report on Form 40-F for the year ended December 31, 1999. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no measurement differences between Canadian and United States generally accepted accounting principles in the Company's interim consolidated financial statements other than in the calculation of earnings per share. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At September 30, 2000, the Company operated from over 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     During the first quarter of 2000, the Company purchased 318 acres of land (with plans to develop 125 acres) in Edmonton, Alberta with the intention of constructing a permanent auction site to service the Edmonton market. The new site is expected to replace the Company's existing 24 acre Edmonton permanent auction site in the second half of 2001. In addition, in the first quarter of 2000, the Company opened new permanent auction sites in Perris, California and Morris, Illinois, replacing existing regional auction units.

     During the second quarter of 2000, the Company opened a permanent auction site in Montreal, Quebec, replacing an existing regional auction unit. The Company also opened a new auction facility at its regional auction unit in Dubai, the United Arab Emirates.

     During the third quarter of 2000, the Company held its largest auction sale ever in North America at Fort Worth, Texas generating gross auction sales of more than $44 million. The Company also opened a new auction facility at its regional auction unit in Singapore.

     Additionally, in the first nine months of 2000, the Company hosted several live auction broadcasts over the Internet and continued its work on other Internet initiatives designed to enhance the Company's auction business.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

AUCTION REVENUES

     Auction revenues of $77.9 million for the nine months ended September 30, 2000 increased by $3.6 million, or 4.83%, from the comparable period in 1999 due to increased gross auction sales, partially offset by a lower average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $874.8 million for the nine months ended September 30, 2000 increased $66.8 million, or 8.26%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in the United States, partially offset by decreased gross auction sales in the United Arab Emirates. Results for the first nine months of 2000 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the first nine months of 2000, the auction revenue rate of 8.90% was marginally higher than the long-term average and lower than the unusually high 9.19% rate experienced in the comparable 1999 period. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $12.7 million for the nine months ended September 30, 2000 increased by $0.7 million compared to the comparable 1999 period due to increased auction activity generated by the Company in 2000. As a percentage of gross auction sales, direct expenses were 1.46% for the nine months ending September 30, 2000, lower than the 1.49% ratio experienced in the first nine months of 1999. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average approximately 1.5% over the course of a full year.

DEPRECIATION AND AMORTIZATION EXPENSE

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the nine-month period ended September 30, 2000, depreciation and amortization expense was $5.8 million, compared to $3.8 million in the comparable 1999 period. This increase is the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the nine months ended September 30, 2000, the Company incurred G&A of $41.5 million, as compared to $35.9 million for the comparable nine-month period in 1999. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with a Company-wide meeting held during the first three months of 2000, as well as costs related to the operation of new permanent auction sites and an administrative office in the United States as part of the acquisition of the auction business of Forke.

INCOME FROM OPERATIONS

     Income from operations was $17.9 million in the nine months ended September 30, 2000 compared to $22.5 million in 1999. This decline is primarily the result of increased G&A and depreciation and amortization expenses in the first nine months of 2000, partially offset by increased auction revenues for the nine months ended September 30, 2000 compared to the same period in 1999.

INTEREST EXPENSE

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the nine months ended September 30, 2000 was $2.5 million, compared to $1.8 million incurred in the nine months ended September 30, 1999. The increase resulted primarily from debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in 1999, as well as debt incurred over the past year to finance the development of additional permanent auction sites. This increase was partially offset by the capitalization of $0.7 million (1999 -- nil) of interest related to properties under development during the period. Management anticipates that interest expense will increase further as debt is incurred to finance the development of additional permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources."

OTHER INCOME

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the nine months ended September 30, 2000 of $1.0 million compared to $0.9 million for the comparable 1999 period.

INCOME TAXES

     Income taxes of $5.2 million for the nine months ended September 30, 2000 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 31.5% on net income is lower than the 34.1% rate the Company experienced in the comparable 1999 period due to the different jurisdictions in which the Company operates and earns its income.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999

AUCTION REVENUES

     Auction revenues of $21.6 million for the three months ended September 30, 2000 increased by $0.9 million, or 4.1%, from the comparable period in 1999 due to increased gross auction sales. Gross auction sales of $231.6 million for the three months ended September 30, 2000 increased $12.5 million, or 5.72%, from


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

the comparable period in the prior year, primarily as a result of increased gross auction sales in Canada and Asia. Results for the third quarter of 2000 included a significant auction in Fort Worth, Texas. Auction revenues as a percentage of gross auction sales were 9.31% in the three months ended September 30, 2000 compared to 9.45% in the comparable 1999 period and a long-term average of 8.80%.

DIRECT EXPENSES

     Direct expenses of $3.4 million for the three months ended September 30, 2000 increased by $0.5 million compared to the comparable 1999 period. As a percentage of gross auction sales, direct expenses were 1.49% for the three months ending September 30, 2000, higher than the 1.34% experienced during the 1999 period. Direct expenses are expected to fluctuate slightly based on the size and location of auctions held each period.

DEPRECIATION AND AMORTIZATION EXPENSE

     In the three-month period ended September 30, 2000, depreciation and amortization expense was $2.1 million, compared to $1.6 million in the comparable 1999 period. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year.

GENERAL AND ADMINISTRATIVE EXPENSE

     For the three months ended September 30, 2000, the Company incurred G&A of $13.4 million, as compared to $12.5 million for the comparable three-month period in 1999. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, as well as costs related to the operation of new permanent auction sites.

INCOME FROM OPERATIONS

     Income from operations was $2.6 million in the three months ended September 30, 2000 compared to $3.7 million in 1999. The decline is primarily the result of increased G&A and depreciation expense in the third quarter of 2000.

INTEREST EXPENSE

     Interest expense for the three months ended September 30, 2000 of $0.9 million, did not change significantly from the comparable 1999 period.

OTHER INCOME

     Other income of $0.4 million for the three months ended September 30, 2000 increased from $0.3 million for the comparable period in 1999.

INCOME TAXES

     Income taxes of $0.7 million for the three months ended September 30, 2000 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 30.4% on net income is lower than the 33.0% rate the Company experienced in the comparable 1999 period due to the different jurisdictions in which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At September 30, 2000, working capital including cash was $16.4 million, compared to $26.0 million at December 31, 1999.

     Net capital expenditures by the Company during the nine months ended September 30, 2000 were $31.0 million as compared to $38.6 million for the nine months ended September 30, 1999. In the 2000 period, the Company acquired land for use as permanent auction sites and incurred related development costs in Canada and the United States, and continued to incur site development costs in the United States, Singapore and the United Arab Emirates. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $97.1 million and to credit lines for funding property acquisitions of approximately $81.6 million. At September 30, 2000, the Company had bank debt of $0.8 million related to operations and bank debt of $59.2 million related to property acquisitions, leaving net credit lines of $96.3 million available for operations and $22.4 million available for property acquisitions. See "-- Overview".

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, the development of Internet-related initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 1999 filed on Form 40-F on March 24, 2000. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
*3.1           Articles of Amalgamation, as amended
*3.2           By-laws
*4.1           Form of common share certificate
 4.2           Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
 4.3           Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
*10.1          1997 Stock Option Plan, as amended
*10.2          Form of Indemnity Agreement for directors and officers

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                                (Registrant)



Date November 9, 2000                                    By /s/ ROBERT S. ARMSTRONG
                                               ----------------------------------------------
                                                            Robert S. Armstrong,
                                                            Corporate Secretary